UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 22, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES OPERATIONAL RESULTS FOR 2008

Moscow, Russia – January 22, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announced today operational results for
2008.

Vladimir Polin, senior vice-president of Mechel OAO, commented on corporate 2008 operational results, “In the first nine months of 2008 our company performed at a very high level and some results were outstanding. Mechel subsidiaries showed overall stable operational results in 2008 despite negative trends in economy at the end of the year.
The year saw an increase in our production of both coke and steam coal and coal concentrate resulting from the acquisition of Yakutugol in October 2007.
A new impetus for the development of the ferroalloy division of our business was provided with the Oriel Resources acquisition. One of the main characteristics of our ferroalloy facilities is their own source of raw materials required for their operations and development. To ensure efficient management of our ferroalloy business, we established the dedicated ferroalloys division that includes both ore mining and ferronickel, ferrosilicon, and ferrochrome production facilities.
The acquisition of Ductil Steel in Romania allowed us to enhance our presence in the steel market of Eastern Europe. Successful results at Mechel Targoviste and
Mechel Campia Turzii integrated mills, in which their operations became profitable through the incorporation into Mechel Group, show the effectiveness of our strategy to perform modernization and technical upgrades in our facilities. The Eastern European steel division incorporating all of the four
Mechel subsidiaries in Romania is in charge of raising the efficiency and profitability of these facilities.
At the same time, a decline in the production volume in the machinery, automotive, and construction industries resulted from the global financial crisis, which caused a decrease in demand for our products. It included a temporary reduction in market demand for ferroalloys, resulting in a small reduction of ferroalloys output and impacted  flat products and stampings output. We have reduced production of billets offsetting the increase in long products output thus implementing the strategy to increase the output of high-margin downstream products.
Coke output was affected by the scheduled major repairs at Chelyabinsk
Metallurgical Plant (CMP) coking battery No. 6 and suspension of Moscow Coke and
Gas Plant coking battery (not cooled).
The reduction in pig iron output resulted from the shutdown of CMP blast furnace
No. 4 due to scheduled repairs.
Power production has increased as a result of the incorporation of the Southern
Kuzbass State Regional Power Station and improving efficiency of power generating capacities at the subsidiaries. In particular, we have revised our repairs and investments plan, broadened the clientele, and increased power sales in wholesale markets, which  was favorable in the pricing environment.
In 2008, we implemented several projects included in the investment plan, such as major repairs with upgrades, installation of new equipment and processes, and development of corporate sales and distribution chains. I am sure the results we achieved in 2008 will act as a basis for successful development of Mechel in the future.
We are constantly monitoring the markets, revising our operations program and performing all necessary activities for equipment maintenance to be able to increase output most efficiently as soon as the markets recover.”
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: January 22, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

EXHIBIT INDEX

Exhibit No.	Description

1	2008 Operational Results